香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

27th May 2008

BY AIR MAIL

[redacted]

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Announcement on Acquisition of 50% Interest in a Subsidiary of Cheung Kong Infrastructure Holdings Limited

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

港燈
HK Electric

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 1038)

HONGKONG ELECTRIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock code: 0006)

MAJOR TRANSACTION DISPOSAL OF 50% INTEREST IN A SUBSIDIARY

CONNECTED TRANSACTION ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

Reference is made to the Announcement. On 16th May, 2008, CKI and HEH entered into the Agreement pursuant to which CKI agreed to procure the sale to HEH or its nominee or wholly-owned subsidiary of, and HEH agreed to purchase or procure its nominee or wholly-owned subsidiary to purchase, the Sale Shares pursuant to the terms of the Agreement.

Immediately following Completion, each of CKI (through its wholly-owned subsidiary) and HEH (itself or through its nominee or wholly-owned subsidiary) will be the beneficial owner of 50% of the entire issued share capital of HoldCo. CKI will use its best endeavours to procure the transfer of the entire issued share capital of WEDN to HoldCo prior to Completion. As mentioned in the Announcement, CKI and WEDN entered into the Sale and Purchase Agreement on 28th April, 2008 with VMDS and Vector in respect of the Acquisition. Subsequently, Vector and VWE Network have entered into the Network Acquisition Agreement.

The Transaction constitutes a major transaction for CKI under the Listing Rules. A circular containing, among other things, information relating to the Agreement and the Transaction will be despatched to the shareholders of CKI in accordance with the relevant requirements of the Listing Rules.

Pursuant to the Listing Rules, shareholders' approval is required for a major transaction. As no shareholder of CKI has a material interest in the Transaction and therefore no shareholder of CKI is required to abstain from voting if CKI were to convene a general meeting for approving the Transaction, and as CKI has obtained a written approval of the Transaction from Hutchison Infrastructure Holdings Limited (which currently holds 1,906,681,945 shares in CKI, representing approximately 84.58% of the issued share capital of CKI), pursuant to Rule 14.44 of the Listing Rules, there is no need for CKI to convene a general meeting for approving the Transaction.

(a) the shareholders of HEH who are qualified to vote at the HEH EGM approving the purchase by HEH (or its nominee or wholly-owned subsidiary) from CKI of the Sale Shares and the related transactions and matters contemplated under the Agreement as required under the Listing Rules;

(b) the receipt by CKI of its shareholders' approval in writing approving the sale by CKI to HEH (or its nominee or wholly-owned subsidiary) of the Sale Shares and the related transactions and matters contemplated under the Agreement as required under the Listing Rules; and

(c) HoldCo becoming the sole registered and beneficial shareholder of WEDN.

If the conditions mentioned in (a) and (b) above have not been satisfied and the condition mentioned in (c) above has not been satisfied by CKI or waived by HEH before 1st October, 2008 (or such later date as agreed by CKI and HEH), then the Agreement shall lapse and the Transaction will not proceed.

HEH may waive the condition mentioned in (c) above on the condition that the payment of the amount stated in (b) in the paragraph headed "Consideration" below and any payment required to be made by HEH for funding the Purchase Price as mentioned in the paragraph headed "Consideration" below shall be postponed accordingly for a period equivalent to the number of Business Days between Completion and the date on which HoldCo shall become the sole registered and beneficial shareholder of WEDN.

Completion shall take place on the next Business Day after the fulfillment or waiver of all the conditions mentioned above or such other date as agreed by CKI and HEH.

Consideration

The consideration for the Sale Shares shall be an amount equivalent to:

(a) NZ$50 (approximately HK$297.7), being 50% of the Initial Capital;

plus

(b) 50% of the transaction costs and expenses incurred by CKI for the transactions contemplated under the Sale and Purchase Agreement (such transaction costs and expenses being estimated to be approximately NZ$10.5 million (approximately HK$62.5 million) as at the date of this announcement), but excluding any costs or expenses as may be paid with the Initial Capital.

Under the Sale and Purchase Agreement, WEDN shall pay the Purchase Price to VMDS at completion of the Acquisition. Subject to Completion, CKI and HEH agreed to fund the Purchase Price on a 50/50 basis to the extent it is not to be met by the Initial Capital and the amount to be drawn under the Facility. Such amount will be contributed by HEH by way of loans and/or equity to WEDN, HoldCo or AdvanCo or if CKI has made the payment of the Purchase Price prior to Completion, HEH will re-imburse 50% of such payment to CKI and the consideration payable by HEH to CKI will be increased accordingly.

As mentioned in the Announcement, CKI and WEDN entered into the Sale and Purchase Agreement on 28th April, 2008 with VMDS and Vector in respect of the Acquisition. Subsequently, Vector and VWE Network have entered into the Network Acquisition Agreement.

Immediately following Completion, each of CKI (through its wholly-owned subsidiary) and HEH (itself or through its nominee or wholly-owned subsidiary) will be the beneficial owner of 50% of the entire issued share capital of HoldCo. CKI will use its best endeavours to procure the transfer of the entire issued share capital of WEDN to HoldCo. Upon Completion (provided that the entire issued share capital of WEDN has been transferred to HoldCo prior to Completion), HoldCo and WEDN will cease to be subsidiaries of CKI. Pursuant to the Agreement, each of CKI and HEH will nominate an equal number of representatives to be appointed as directors of HoldCo and WEDN upon Completion. It is intended that CKI will equity account for the results of HoldCo and WEDN as "interests in associates" immediately following Completion.

It is intended that HEH will account for the results of HoldCo and WEDN as "interests in associates" immediately following Completion. The results and assets of HoldCo and WEDN will be equity accounted for in the HEH Group's financial statements.

The Wellington Network comprises electricity network assets which form part of Vector's electricity lines business in the Wellington, Porirua and Hutt Valley regions in New Zealand, having a system length of over 4,592km. The Wellington Network currently distributes electricity to residential, commercial and industrial customers in the region.

The unaudited net book value of the Wellington Network on the proforma basis as at 30th June, 2007 is approximately NZ$463.9 million (approximately HK$2,761.9 million). The unaudited net profits before interest and tax attributable to the Wellington Network on the proforma basis for the year ended 30th June, 2006 and the year ended 30th June, 2007 were approximately NZ$85.6 million (approximately HK$509.6 million) and approximately NZ$86.1 million (approximately HK$512.6 million) respectively. The unaudited net profits after interest and tax attributable to the Wellington Network on the proforma basis for the year ended 30th June, 2006 and the year ended 30th June, 2007 were approximately NZ$56.0 million (approximately HK$333.4 million) and approximately NZ$55.9 million (approximately HK$332.8 million) respectively.

INFORMATION ON THE CKI GROUP

The principal activities of the CKI Group are development, investment and operation of infrastructure businesses in Hong Kong, the Mainland, Australia, Canada, Philippines and the United Kingdom.

LISTING RULES IMPLICATIONS

As the revenue ratio in respect of the Transaction is greater than 25% and less than 75% under Rule 14.07 of the Listing Rules, the entering into of the Agreement constitutes a major transaction for CKI under the Listing Rules. A circular containing, among other things, information relating to the Agreement and the Transaction will be despatched to the shareholders of CKI in accordance with the relevant requirements of the Listing Rules.

Pursuant to the Listing Rules, shareholders' approval is required for a major transaction. As no shareholder of CKI has a material interest in the Transaction and therefore no shareholder of CKI is required to abstain from voting if CKI were to convene a general meeting for approving the Transaction, and as CKI has obtained a written approval of the Transaction from Hutchison Infrastructure Holdings Limited (which currently holds 1,906,681,945 shares in CKI, representing approximately 84.58% of the issued share capital of CKI), pursuant to Rule 14.44 of the Listing Rules, there is no need for CKI to convene a general meeting for approving the Transaction.

CKI is currently holding approximately 38.87% of the issued share capital of HEH. By virtue of such shareholding interest, CKI is a controlling shareholder of HEH and is accordingly a connected person of HEH. The Transaction therefore constitutes a connected transaction for HEH under the Listing Rules, and is conditional upon approval by the HEH Independent Shareholders at the HEH EGM. CKI and its associates will abstain from voting at the HEH EGM.

There is no prior transaction between HEH and CKI and its ultimate beneficial owners that requires aggregation under Rule 14.22 and Rule 14A.25 of the Listing Rules.

The HEH Independent Board Committee will be formed to advise the HEH Independent Shareholders in respect of the Transaction. HEH will appoint an independent financial adviser to advise the HEH Independent Board Committee and the HEH Independent Shareholders in respect of the Transaction. A circular containing, among other things, (i) information relating to the Agreement and the Transaction; (ii) a letter from the HEH Independent Board Committee to the HEH Independent Shareholders; and (iii) a letter from the independent financial adviser to the HEH Independent Board Committee and the HEH Independent Shareholders will be despatched to the shareholders of HEH in accordance with the relevant requirements of the Listing Rules.

DEFINITIONS

Unless the context otherwise requires, the following expressions shall have the meanings set out below:

"Acquisition"	has the meaning ascribed to it in the Announcement
"AdvanCo"	a company or body corporate established or to be established by CKI and HEH and owned or to be owned by CKI and HEH on a 50/50 basis

"HEH Independent Shareholders"	the shareholders of HEH other than CKI and its associates (as defined in the Listing Rules)
"HoldCo"	Wellington Electricity Distribution Network Holdings Limited, a company incorporated under the laws of Bahamas with limited liability and an indirect wholly-owned subsidiary of CKI
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Initial Capital"	NZ$100 (approximately HK$595.4) to be injected as initial capital of HoldCo subject to further adjustment in accordance with the tax efficient acquisition/disposal structure as agreed by CKI and HEH
"LC Facility Letter"	the facility letter dated 25th April, 2008 executed by Australia and New Zealand Banking Group Limited and CKI in respect of the issue of the Letter of Credit
"Letter of Credit"	has the meaning ascribed to it in the Announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Network Acquisition Agreement"	a conditional sale and purchase agreement entered into between (among others) VWE Network and Vector in respect of the purchase of the Wellington Network by VWE Network from Vector
"Purchase Price"	NZ$785 million (approximately HK$4,673.7 million) (subject to any adjustment provided in the Sale and Purchase Agreement), being the purchase price to be paid for the Acquisition
"Sale and Purchase Agreement"	a conditional sale and purchase agreement dated 28th April, 2008 entered into between CKI, WEDN, Vector and VMDS in respect of the Acquisition
"Sale Shares"	50 ordinary shares of par value of NZ$1 (approximately HK$5.9537) each in the capital of HoldCo, representing 50% of the entire issued share capital of HoldCo as at Completion
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

As at the date hereof, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. Andrew John HUNTER, Mrs. CHOW WOO Mo Fong, Susan (also Alternate Director to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Frank John SIXT and Mr. TSO Kai Sum; the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. KWOK Eva Lee (Independent Non-executive Director), Mrs. SNG Sow-mei alias POON Sow Mei (Independent Non-executive Director), Mr. Colin Stevens RUSSEL (Independent Non-executive Director), Mr. LAN Hong Tsung, David (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina, Mr. Barrie COOK and Mr. George Colin MAGNUS; and the Alternate Directors are Mr. MAN Ka Keung, Simon (Alternate Director to Mr. IP Tak Chuen, Edmond) and Ms. Eirene YEUNG (Alternate Director to Mr. KAM Hing Lam).

As at the date of this announcement, the Executive Directors of HEH are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mr. George Colin MAGNUS, Mr. Holger KLUGE (Independent Non-executive Director), Mr. Ralph Raymond SHEA (Independent Non-executive Director) and Mr. WONG Chung Hin (Independent Non-executive Director).

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

長江基建集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：**1038**）

香港電燈集團有限公司

（於香港註冊成立之有限公司）

（股份代號：**0006**）

主要交易
出售一間附屬公司 50%權益

關連交易
收購長江基建集團有限公司一間附屬公司 50%權益

謹此提述該公佈。於二零零八年五月十六日，長江基建與港燈訂立該協議，根據該協議之條款，長江基建同意促使向港燈或其代名人或其全資附屬公司出售，及港燈同意購買或促使其代名人或其全資附屬公司購買銷售股份。

緊隨該交易完成後，長江基建（透過其全資附屬公司）及港燈（其本身或透過其代名人或其全資附屬公司）各自將成為 HoldCo 全部已發行股本之 50%之實益擁有人。長江基建將竭盡所能促使於該交易完成前向 HoldCo 轉讓 WEDN 全部已發行股本。誠如該公佈所述，長江基建及 WEDN 於二零零八年四月二十八日就收購事項與 VMDS 及 Vector 訂立買賣協議。隨後，Vector 與 VWE Network 已訂立網絡收購協議。

根據上市規則，該交易構成長江基建之主要交易。根據上市規則之相關規定，一份載有（其中包括）該協議及該交易詳情之通函將寄發予長江基建股東。

根據上市規則，主要交易須獲得股東批准。倘長江基建就批准該交易召開股東大會，由於長江基建股東並無於該交易中擁有重大利益，因此概無長江基建股東須於會上放棄投票，加上長江基建已取得Hutchison Infrastructure Holdings Limited（現持有長江基建1,906,681,945股股份，佔長江基建已發行股本約84.58%）就該交易之書面批准，故根據上市規則第14.44條，長江基建無需就批准該交易召開股東大會。

（a） 符合資格於港燈股東特別大會上投票之港燈股東根據上市規則規定批准港燈（或其代名人或其全資附屬公司）向長江基建購買銷售股份及該協議項下擬進行之相關交易及事項；

（b） 根據上市規則規定，長江基建取得其股東之書面批准，准予長江基建向港燈（或其代名人或其全資附屬公司）出售銷售股份及該協議項下擬進行之相關交易及事項；及

（c） HoldCo 成爲 WEDN 之唯一註冊實益股東。

倘於二零零八年十月一日（或長江基建與港燈同意之較後日期）前，上述第（a）項及第（b）項所列之條件未能達成，且長江基建未能達成或港燈並無豁免上述第（c）項所列之條件，則該協議將告失效，而該交易將不會進行。

港燈可豁免上述第（c）項所列之條件，惟條件爲下文「代價」一段第（b）項所列之款項及下文「代價」一段所述港燈須就認購價支付之任何款項之付款日期須予以順延，所延長之期限相當於該交易完成至 HoldCo 成爲 WEDN 唯一註冊實益股東當日之間的營業日數。

該交易完成日期爲上述所有條件達成或獲豁免後之營業日或長江基建與港燈同意之其他日期。

代價

銷售股份之代價應相等於：

(a) 50 紐西蘭元（約港幣 297.7 元），即初期資本之 50%；

另加

(b) 長江基建就買賣協議項下擬進行之交易所產生之交易成本及費用之 50%（於本公佈日期，有關交易成本及費用估計約爲 10,500,000 紐西蘭元（約港幣 62,500,000 元）），但不包括以初期資本支付之任何成本或費用。

根據買賣協議，WEDN 須於收購事項完成時向 VMDS 支付認購價。待該交易完成後，長江基建及港燈同意在初期資本及根據融資提取之款項不足以全數支付認購價時，按 50/50 基準支付有關款項。有關款項將由港燈以向 WEDN、HoldCo 或 AdvanCo 提供貸款及／或資本之方式撥付，或倘長江基建已於該交易完成前支付認購價，則港燈將向長江基建付還 50%有關款項，而港燈須向長江基建支付之代價將因而增加。

誠如該公佈所述，長江基建及 WEDN 於二零零八年四月二十八日就收購事項與 VMDS 及 Vector 訂立買賣協議。隨後，Vector 與 VWE Network 已訂立網絡收購協議。

緊隨該交易完成後，長江基建（透過其全資附屬公司）及港燈（其本身或透過其代名人或其全資附屬公司）各自將成爲 HoldCo 全部已發行股本之 50%之實益擁有人。長江基建將竭盡所能促使向 HoldCo 轉讓 WEDN 全部已發行股本。於該交易完成後（條件爲 WEDN 全部已發行股本已於該交易完成前轉讓予 HoldCo），HoldCo 及 WEDN 將不再爲長江基建之附屬公司。根據該協議，長江基建及港燈將於該交易完成時提名相等之代表人數擔任 HoldCo 及 WEDN 董事。長江基建現擬於緊隨該交易完成後以權益列賬法將 HoldCo 及 WEDN 之業績列賬爲「於聯營公司之權益」。

港燈現擬於緊隨該交易完成後將 HoldCo 及 WEDN 之業績列賬爲「於聯營公司之權益」。HoldCo 及 WEDN 之業績及資產將以權益列賬法列入港燈集團之財務報表。

威靈頓網絡包括之電網資產乃 Vector 於紐西蘭威靈頓（Wellington）、波里魯阿（Porirua）及哈特谷（Hutt Valley）地區之電力線路業務之一部分，系統長度逾 4,592 公里。威靈頓網絡目前負責向該地區之住宅、商業及工業用戶供電。

威靈頓網絡於二零零七年六月三十日之備考未經審核淨賬面值約爲 463,900,000 紐西蘭元（約港幣 2,761,900,000 元）。截至二零零六年六月三十日止年度及截至二零零七年六月三十日止年度，威靈頓網絡應佔之備考未經審核除利息前及除稅前純利分別約爲 85,600,000 紐西蘭元（約港幣 509,600,000 元）及約 86,100,000 紐西蘭元（約港幣 512,600,000 元）。截至二零零六年六月三十日止年度及截至二零零七年六月三十日止年度，威靈頓網絡應佔之備考未經審核除利息後及除稅後純利分別約爲 56,000,000 紐西蘭元（約港幣 333,400,000 元）及約 55,900,000 紐西蘭元（約港幣 332,800,000 元）。

長江基建集團之資料

長江基建集團主要業務集中於基建之發展、投資及經營，分佈範圍遍及香港、內地、澳洲、加拿大、菲律賓及英國。

上市規則涵義

根據上市規則第14.07條，由於該交易之收益比率超逾25%但低於75%，因此，根據上市規則，訂立該協議構成長江基建之主要交易。根據上市規則之相關規定，一份載有（其中包括）該協議及該交易詳情之通函將寄發予長江基建股東。

根據上市規則，主要交易須獲得股東批准。倘長江基建就批准該交易召開股東大會，由於長江基建股東並無於該交易中擁有重大利益，因此概無長江基建股東須於會上放棄投票，加上長江基建已取得 Hutchison Infrastructure Holdings Limited（現持有長江基建 1,906,681,945 股股份，佔長江基建已發行股本約 84.58%）就該交易之書面批准，故根據上市規則第 14.44 條，長江基建無需就批准該交易召開股東大會。

長江基建現時持有港燈已發行股本約38.87%。由於持有該股權權益，長江基建爲港燈之控股股東，並因此爲港燈之關連人士。根據上市規則，該交易構成港燈之關連交易，及須待港燈獨立股東於港燈股東特別大會上批准後，方可作實。長江基建及其聯繫人將於港燈股東特別大會上放棄投票。

港燈與長江基建及其最終實益擁有人在此之前概無任何根據上市規則第14.22條及14A.25條須與該交易合併計算之交易。

港燈獨立董事委員會將予成立，就該交易向港燈獨立股東提供意見。港燈將委任獨立財務顧問就該交易向港燈獨立董事委員會及港燈獨立股東提供意見。根據上市規則之相關規定，一份載有（其中包括）（i）有關該協議及該交易之資料；（ii）港燈獨立董事委員會致港燈獨立股東之函件；及（iii）獨立財務顧問致港燈獨立董事委員會及港燈獨立股東之函件之通函將寄發予港燈股東。

釋義

除文義另有所指外，下列詞彙具以下涵義：

「收購事項」	指	具該公佈所賦予之涵義
「AdvanCo」	指	長江基建與港燈已成立或將予成立之公司或法團，由長江基建及港燈按或將按50/50基準擁有

「港燈獨立股東」	指	港燈股東，不包括長江基建及其聯繫人（定義見上市規則）
「HoldCo」	指	Wellington Electricity Distribution Network Holdings Limited，根據巴哈馬法律註冊成立之有限公司，爲長江基建之間接全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「初期資本」	指	將注入HoldCo之初期資本100紐西蘭元（約港幣595.4元），可根據長江基建與港燈同意之具稅務效益之收購／出售架構作進一步調整
「信用狀貸款確認書」	指	澳洲紐西蘭銀行集團有限公司與長江基建於二零零八年四月二十五日就出具信用狀而簽立之貸款確認書
「信用狀」	指	具該公佈所賦予之涵義
「上市規則」	指	聯交所證券上市規則
「網絡收購協議」	指	VWE Network與Vector就VWE Network向Vector購買威靈頓網絡訂立之有條件買賣協議
「認購價」	指	785,000,000紐西蘭元（約港幣4,673,700,000元）（可根據買賣協議作任何調整），即就收購事項支付之認購價
「買賣協議」	指	長江基建、WEDN、Vector與VMDS於二零零八年四月二十八日就收購事項訂立之有條件買賣協議
「銷售股份」	指	HoldCo股本中每股面值1紐西蘭元（約港幣5.9537元）之50股普通股，相當於HoldCo於該交易完成時之全部已發行股本之50%
「聯交所」	指	香港聯合交易所有限公司

於本公佈日期，長江基建之執行董事爲李澤鉅先生（主席）、甘慶林先生（集團董事總經理）、葉德銓先生（副主席）、霍建寧先生（副主席）、甄達安先生、周胡慕芳女士（亦爲霍建寧先生及陸法蘭先生之替任董事）、陸法蘭先生及曹棨森先生；非執行董事爲張英潮先生（獨立非執行董事）、郭李綺華女士（獨立非執行董事）、孫潘秀美女士（獨立非執行董事）、羅時樂先生（獨立非執行董事）、藍鴻震先生（獨立非執行董事）、李王佩玲女士、高保利先生及麥理思先生；及替任董事爲文嘉強先生（爲葉德銓先生之替任董事）及楊逸芝小姐（爲甘慶林先生之替任董事）。

於本公佈日期，港燈之執行董事爲霍建寧先生（主席）、曹棨森先生（集團董事總經理）、周胡慕芳女士（亦爲霍建寧先生及陸法蘭先生之替任董事）、甄達安先生、甘慶林先生（甘先生之替任董事：陳來順先生）、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生；及非執行董事爲夏佳理先生、麥理思先生、顧浩格先生（獨立非執行董事）、佘頌平先生（獨立非執行董事）及黃頌顯先生（獨立非執行董事）。

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